SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE REPORTS EBITDA POSITIVE Q3-2017 FINANCIAL RESULTS

October 30, 2017

TSX Venture Exchange Trading Symbol: SPN

OTCQB Trading Symbol: SNIPF

TORONTO, ON, CANADA - Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB: SNIPF; TSX-V: SPNV), a global provider of digital marketing promotions, rebates and loyalty solutions, is pleased to announce its financial results for Q3-2017 and the nine months ended September 30, 2017. All results are reported under International Financial Reporting Standards ("IFRS") and in US dollars. A copy of the complete unaudited interim financial statements and management's discussion and analysis are available on SEDAR (www.sedar.com).

Fiscal Q3 2017 Highlights

(Refer to Non-GAAP Measures, Gross Margin, EBITDA and Bookings Backlog discussion below)

•

EBITDA turned positive in Q3 2017 and improved by 101% compared to Q3 2016, an EBITDA improvement of $1,191,708. Q3 2017 EBITDA was positive at $14.4k vs a Q3 2016 EBITDA loss of $1.2MM

•

Q3 2017 Net Income was US $-0.6MM, a 65% improvement from Q3 2016 Net Income of US $-1.8MM

•

Revenue for Q3 2017 was $3.7MM and for the nine months ended September 30, 2017 was $9.0MM compared to revenue for Q3 2016 of $3.3MM and for the nine months ended September 30, 2016 of $8.2MM.

•

Gross margins improved 8% from 61% in Q3 2016 to 69% in Q3 2017.

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The Company continued to focus on cost improvements from its integration efforts, resulting in the following Q3 2017 cost savings compared to Q3 2016:

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Salaries and compensation expenses decreased by approximately US $425k or 16%;

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General and administrative expenses decreased by approximately US $90k or 26%;

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Campaign infrastructure expenses decreased by approximately US $151k or 12%;

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Professional fees decreased by approximately US $41k or 87%;

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Marketing and investor relations expenses decreased by approximately US $33k or 69%;

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Travel expenses decreased by approximately US $57k or 78%;

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The following are cost savings recognized in the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016:

-

Salaries and compensation expenses decreased by approximately US $2.1MM or 23%;

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General and administrative expenses decreased by approximately US $195k or 19%;

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Campaign infrastructure expenses decreased by approximately US $122k or 5%;

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Professional fees decreased by approximately US $82k or 30%;

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Marketing and investor relations expenses decreased by approximately US $118k or 60%;

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Travel expenses decreased by approximately US $228k or 81%;

•

The Company’s Bookings Backlog (programs that have been sold, but whose revenues have not yet been recognized) stood at $5.5MM at September 30, 2017, a 22% improvement from the same point last year. Bookings backlog at September 30, 2016 was $4.5MM.

"Q3 2017 provides definitive proof that our growth strategy is gaining momentum. We achieved an EBITDA positive quarter by continuing to focus on both our top and bottom lines.  We improved our key metrics across the board, with significant gains in our EBITDA performance compared to the same period last year,” said Atul Sabharwal, Snipp’s co-founder and CEO.  “It is important to note that these are sustainable improvements that will continue into the future. In the coming quarters, we will be focusing on further reducing our cost structure while increasing revenue – a two-pronged strategy that will remain in place through the first half of 2018. ”

Non-GAAP Measures

Snipp uses certain performance measures throughout this document that are not recognizable under Canadian generally accepted accounting principles or IFRS ("GAAP"). These performance measures include Gross Margin and EBITDA. Management believes that these measures provide supplemental financial information that is useful in the evaluation of the Company's operations.

Investors should be cautioned, however, that these measures should not be construed as alternatives to measures determined in accordance with GAAP and IFRS as an indicator of Snipp's performance. The Company's method of calculating these measures may differ from that of other organizations, and accordingly, these may not be comparable.

EBITDA

Snipp defines earnings before interest, taxes, depreciation and amortization (“EBITDA”) as revenue minus operating expenses excluding non-cash operating expenses of stock-based compensation, depreciation and amortization (interest and taxes are not included in the Company’s operating expenses).

Gross Margin

Snipp defines Gross Margin as revenue less campaign infrastructure. The Company's calculation of Gross Margin is not a financial measure that is recognized under GAAP. Investors should be cautioned that the Company's defined Gross Margin should not be construed as an alternative measure to other measures determined in accordance with GAAP.

Bookings Backlog

Snipp defines Bookings Backlog as future revenue from existing customer contracts to be recognized in future quarters in the current fiscal year and the next fiscal year. Bookings get translated into revenues based on IFRS principles and the Bookings Backlog reflects how revenues in future quarters in the current fiscal year and next fiscal year are steadily being booked today.

For More Information

CONFERENCE CALL DETAILS:

In conjunction with this announcement, Snipp management will host a conference call and live webcast for analysts and investors on Monday, October 30, 2017 at 12:00 p.m. (noon) Eastern Time to discuss the Company’s financial results.

To listen to the live conference call, parties in the United States and Canada should dial 800-239-9838, access code 7827869. International parties should call 323-794-2551 using the same access code 7827869. Please dial in approximately 15 minutes prior to the start of the call.

A live and archived webcast of the conference call will be accessible on the “Investors” section of the Company’s website under “Presentations” at www.snipp.com. To access the live webcast, please log in 15 minutes prior to the start of the call to download and install any necessary audio software.

The Following are calculations of EBITDA:

	Three	Three
	Months Ended	Months Ended
	September 30,	September 30,
	2017	2016
	USD	USD

Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(589,284)	(1,861,561)

Amortization of intangibles	441,462	368,347
Depreciation of equipment	11,367	12,606
Stock-based compensation	150,858	303,303

EBITDA	14,403	(1,177,305)

The Following are calculations of Gross Margin:

	Three	Three	Nine	Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	USD	USD	USD	USD

Revenue	3,701,586	3,306,230	9,035,693	8,237,953

Less:
Campaign infrastructure	1,146,200	1,297,406	2,515,682	2,637,492

Gross Margin	2,555,386	2,008,824	6,520,011	5,600,461

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
As at
	September 30, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents	$ 813,185	$ 2,375,619
Accounts receivable, net of allowance for doubtful accounts of	3,733,211	4,242,388
$218,653 (2015 - $70,811)
Deposits, prepaid expenses and other assets	676,575	286,592
	5,222,971	6,904,599
Equipment	74,218	105,839
Intangible assets	5,273,114	5,484,587
Goodwill	3,343,129	3,343,129
	$ 13,913,432	$ 15,838,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 2,596,502	$ 2,676,646
Deferred revenue	1,064,479	1,961,622
Due to related parties	48,357	76,610
Working Capital Line of Credit	827,837	2,000,000
	4,537,175	6,714,878
Shareholders’ equity
Common shares	26,170,796	22,815,647
Warrants	421,796	421,796
Contributed surplus	4,670,835	4,237,448
Deficit	(20,511,580)	(16,952,007)
Accumulated other comprehensive loss	(1,375,590)	(1,399,608)
	9,376,257	9,123,276
	$ 13,913,432	$ 15,838,154

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Unaudited - Expressed in U.S. Dollars)
	Three	Three
	Months Ended	Months Ended
	September 30, 2017	September 30, 2016
REVENUE	$ 3,701,586	$ 3,306,230
EXPENSES
Salaries and compensation	2,241,702	2,666,587
General and administrative	261,645	351,625
Campaign infrastructure	1,146,200	1,297,406
Professional fees	6,208	47,133
Marketing and investor relations	15,025	47,808
Travel	16,403	72,976
Amortization of intangibles	441,462	368,347
Depreciation of equipment	11,367	12,606
Stock-based compensation (Note 8)	150,858	303,303
	4,290,870	5,167,791
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(589,284)	(1,861,561)
Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income (expense)	(15,704)	1,457
Foreign exchange (loss) gain	(32,239)	14,602
Change in fair value of derivative liability	-	-
Change in fair value of acquisition consideration payable in equity	-	30,997
Net loss for the period	(637,227)	(1,814,505)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	(47,867)	(26,092)
Comprehensive loss for the period	$ (685,094)	$ (1,840,597)
Basic and diluted loss per common share	$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	177,536,675	122,130,654

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
Unaudited - Expressed in U.S. Dollars
	Nine	Nine
	Months Ended	Months Ended
	September 30, 2017	September 30, 2016
REVENUE	$ 9,035,693	$ 8,237,953
EXPENSES
Salaries and compensation	6,893,986	8,969,935
General and administrative	859,491	1,054,691
Campaign infrastructure	2,515,682	2,637,492
Professional fees	186,692	268,255
Marketing and investor relations	79,676	197,924
Travel	55,140	283,204
Bad debt expense	147,842	-
Amortization of intangibles	1,259,911	1,538,167
Depreciation of equipment	35,956	36,051
Stock-based compensation (Note 8)	433,387	1,349,312
	12,467,763	16,335,031
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(3,432,070)	(8,097,078)
Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income (expense)	(72,354)	5,926
Foreign exchange (loss) gain	(55,149)	(28,952)
Change in fair value of derivative liability	-	31,834
Change in fair value of acquisition consideration payable in equity	-	537,380
Net loss for the period	(3,559,573)	(7,550,890)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	24,018	(335,882)
Comprehensive loss for the period	$ (3,535,555)	$ (7,886,772)
Basic and diluted loss per common share	$ (0.02)	$ (0.06)
Weighted average number of common shares outstanding – basic and diluted	150,784,635	119,673,264

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited - Expressed in U.S. Dollars
	Nine	Nine
	Months Ended	Months Ended
	September 30, 2017	September 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (3,559,573)	$ (7,550,890)
Items not involving cash:
Amortization of intangibles	1,259,911	1,538,167
Depreciation of equipment	35,956	36,051
Stock-based compensation	433,387	1,349,312
Change in fair value of derivative liability	-	(31,834)
Change in fair value of acquisition consideration payable in equity	-	(537,380)
Changes in non-cash working capital items:
Accounts receivable	509,177	(2,019,390)
Deposits, prepaid expenses and other assets	(389,983)	(86,938)
Accounts payable and accrued liabilities	(80,144)	410,411
Deferred revenue	(897,143)	2,117,971
Due to related parties	(28,253)	(484,667)
Net cash flows used in operating activities	(2,716,665)	(5,259,187)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(4,335)	(32,456)
Additions to intangible assets	(1,048,438)	(1,306,536)
Due to Swiss Post	-	(861,956)
Net cash flows used in investing activities	(1,052,773)	(2,200,948)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,375,076	5,275,554
Share issuance costs	(19,927)	(72,860)
Proceeds from warrants exercised	-	18,231
Proceeds from options exercised	-	14,600
Proceeds from working capital line of credit	(1,172,163)	-
Net cash flows provided by financing activities	2,182,986	5,235,525
Effect of exchange rate changes on cash	24,018	(215,804)
Change in cash for the period	(1,562,434)	(2,440,414)
Cash and cash equivalents, beginning of period	2,375,619	4,696,617
Cash and cash equivalents, end of period	$ 813,185	$ 2,256,203

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE’S 2016 TECHNOLOGY FAST 500™ LIST.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward- looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or  expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward- looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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